EXHIBIT 3

                  [ON JACKSON BOULEVARD FUND, LTD. LETTERHEAD]


   December 5, 1997

   The Board of Directors
   Damen Financial Corp.
   200 West Higgins Road
   Schaumburg, IL 60195-3780

   To the Board:

             I am in receipt of your press release of October 23, 1997 regarding Damen Financial Corporation. My attitude is one of continued disappointment.

             I have recently been approached by several southside banks who are interested in acquiring Damen. I have also had corporate activists and other funds inquire about my shares. I have resisted all overtures to date in an effort to let Damen find it's own style and/or niche in the public market.

             Damen recently became a two-year-old public institution.
   Jackson Boulevard Fund has been very patient with its investment and given Damen adequate time to find its own style. However at this point we have lost patience with management and its Board of Directors.

             I have gone through the exercises of comparing Damen to many of its contemporaries in the Chicago area. My simple analysis is as follows:
   When compared to the competition at Hemlock, Preferred, and Park Federal, Damen has the highest efficiency ratio, the lowest interest margin, the lowest return on equity, the lowest return on assets and the lowest percentage price increase during 1997. As they say, "the proof is in the pudding", Damen Financial's Management and it's Board of Directors has failed terribly.

             It appears to me that the company is clearly going backwards. Net earnings per share (exclusive of the SAIF special assessment) were 17 cents per share for the quarter ended September 30, 1996 and now, a year later, are only 16 cents per share.

             The efficiency ratio for the twelve months ended September 1997 has gone to 70.84% up from the previous years 61.11%.

             The Modified Dutch Auction obviously was not the answer. The investing community is amazed that Damen would have turned down an opportunity to repurchase shares in price ranges from $11.50 to $12.00 a share so they could later convert to a national bank and buy shares back at $14.75. This makes no sense at all, upsets the investment community, and is indicative of poor financial advice and management.

             Damen has now admitted what I have understood to be a fact all along, i.e. Damen will not be granted the right to pay a one time special return of capital (tax free dividend). The IRS has failed to approve Damen's application because Damen filed consolidated tax returns.


             I remind you of our first meeting in the Fall of 1995. I asked Mr. Gartner not to file a consolidated return, but to file an extension and seek advice on that issue. Mr. Gartner indicated at that time that he was anxious to file a tax return. Apparently, he did so without seeking advice of competent counsel and, accordingly, has caused Damen to lose an opportunity to deal with its excess capital.

             This single act has caused Damen to lose its best chance to reduce capital and enhance shareholder value. Who is responsible? Mr. Gartner? Your CPA firm? Your law firm?

             I have previously requested that Damen add two seats to its board in order to add people with sophisticated financial backgrounds. Management and Damen's Board of Directors has ignored the suggestion to add two seats. I feel Damen currently suffers from an excess of outside advice from lawyers and poor inside advice from directors and management.

             Ultimately, the Board of Directors is responsible and liable for the actions of its elected officers. The Board is also compensated in part with options which are tied to the price of the stock. The advice offered by Jackson Boulevard Fund, e.g. re: buybacks and dividends, would have helped the share price and enhanced the value of management's and directors stock and stock options as well as all outside shareholders.
   All the advice to date has been ignored to the detriment of all shareholders.

             I feel Damen's stock should trade at 130% of book value or $19.00 or more per share. This would put Damen at parity with its peer group (over capitalized thrifts with 16 to 20% capital). This valuation change will only come with drastic changes.

             Based on the continuing poor operating results, poor return on equity, and failure to increase the shareholder's value using any yardstick, I think it is now time for Damen to take drastic measures.

             I feel the Board of Directors should implement or instruct management to take the following steps:

             1)   Immediate reduction in all management salaries.
             2) Consideration of an immediate decision to hire an investment banker to market the company for sale.
             3) Look to find an immediate merger partner among Chicago area thrifts such as Alliance or Park Federal.
             4) Consider selling out to a local or regional bank in a stock transaction.
             5) Pay a one-time dividend of $1.00. This should be a substantially tax-free return of capital.
             6) Increase the dividend to 20 cents per quarter (as a method to deal with excess capital).
             7)   Move for immediate sale of the Schaumburg facility.
             8)   Sell the original Damen branch.
             9) Obtain competent advice to manage a stock buy back program. The stock buy back program continues to be a dismal failure.
             10) Streamline operations to bring Damen efficiency ratio in line with its competitors.
             11) Increase the Board of Directors by 2 or more individuals to add financial sophistication.

             I look forward to meeting with you to discuss these issues.

                                                Very truly yours,

                                                /s/ Paul J. Duggan

                                                Paul J. Duggan, President
                                                Jackson Boulevard Fund, Ltd.

        PJD/sr

        cc:  Ms. Mary Beth Stull
             Ms. Carol Diver
             Mr. Nick Raino
             Mr. Edward Tybor
             Ms. Janine Poronsky
             Mr. Charles Caputo
             Mr. Gerald Gartner